
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 22, 2013

Via E-mail
Mr. Don M. Bailey
President and Chief Executive Officer
Questcor Pharmaceuticals, Inc.
1300 North Kellogg Drive, Suite D
Anaheim, California 92807

> **Re:** **Questcor Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Form 8-K/A Dated January 18, 2013**
> **Filed April 3, 2013**
> **File No. 001-14758**

Dear Mr. Bailey:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements
1. Organization and Summary of Significant Accounting Policies
Inventories, page 56

1. Please provide us proposed disclosure to be included in future periodic reports that explains how you apply the "first-in, first-to-expire" method and discloses the

   related key assumptions. Explain to us how this method conforms to the norms for your industry and refer us to the technical guidance upon which you have relied.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

2. Regarding the OUM & Co. LLP.'s consent dated February 20, 2011, please amend your filing to provide an updated consent.

Form 8-K/A Dated January 18, 2013
Exhibits 99.1 and 99.2

3. Please tell us why you have not provided a U.S. GAAP reconciliation per Item 17(c) of Form 20-F in the financial statements of BioVectra Inc. In addition, tell us how the differences between Canadian Accounting Standards for Private Enterprises and U.S. GAAP were reflected in the pro forma financial information presented in Exhibit 99.3.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

        Sincerely,

        /s/ Jim B. Rosenberg

        Jim B. Rosenberg
        Senior Assistant Chief
        Accountant